UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G89982113

(CUSIP Number)

West Family Investments, Inc.

1603 Orrington Ave., Suite 810

Evanston, IL 60201

(847) 238-0711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON West Family Investments, Inc. (45-1291185)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,631,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,631,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,631,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.67%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Gary West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,631,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,631,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,631,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.67%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Mary West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,631,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,631,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,631,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.67%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G89982113

1	NAME OF REPORTING PERSON West Investment Holdings, LLC (32-0359590)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,278,483
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,278,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,278,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.23%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 3 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D originally filed on December 16, 2016 as amended by Amendment No. 1 filed on July 5, 2017, and Amendment No. 2 filed on August 13, 2020 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Third Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

Item 2 is hereby amended by deleting the following language:

“This statement is filed jointly on behalf of West Family Investments, Inc. (the “Adviser”), West Investment Holdings, LLC (“WIH”), Randall Rochman, the Chief Executive Officer of the Adviser, Gary West and Mary West (collectively, the “Reporting Persons”) with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3.”

Item 2 is hereby amended and supplemented by inserting the following language as a result of the retirement of Randall Rochman as the Chief Executive Officer of the Adviser:

“This statement is filed jointly on behalf of West Family Investments, Inc. (the “Adviser”), West Investment Holdings, LLC (“WIH”), Gary West and Mary West (collectively, the “Reporting Persons”) with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3.”

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer

(a)	Adviser

(1)	Amount beneficially owned by the Adviser: 8,631,530(1)

(2)	Percent: 10.67%(2)

Gary West

(1)	Amount beneficially owned by Gary West: 8,631,530(3)

(2)	Percent: 10.67%(2)

Mary West

(1)	Amount beneficially owned by Mary West: 8,631,530(4)

(2)	Percent: 10.67%(2)

WIH

(1)	Amount beneficially owned by WIH: 8,278,483 (5)

(2)	Percent: 10.23%(6)

(b)	Adviser

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 8,631,530

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 8,631,530

Gary West

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 8,631,530

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 8,631,530

Mary West

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 8,631,530

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 8,631,530

WIH

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 8,278,483

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 8,278,483

(c)	Adviser

The Common Shares owned includes 831,397 shares of common stock issued as a dividend on the 100,000 shares of 12% Series A Convertible Redeemable Preferred Shares of the Issuer held by the Adviser on September 30, 2020.

(1)

The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. Section 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom, besides WIH, own more than 5% of the class of the Issuer’s securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 10.67% of the Issuer’s Shares outstanding).

The Shares represent 4,056,130 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the Issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(2)

Based on 76,335,557 Common Shares of the Issuer outstanding as of September 30, 2020, increased by 4,575,400 Common Shares that the Reporting Person has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 80,910,957 Common Shares.

(3)

Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 10.67% of the Issuer’s Common Shares outstanding).

The shares represent 4,056,130 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(4)

Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 10.67% of the Issuer’s Common Shares outstanding).

The shares represent 4,056,130 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(5)

The 3,703,083 Common Shares of the Issuer beneficially are owned directly by WIH, plus 4,575,400 Common Shares of the Issuer that WIH has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares (constituting approximately 10.23% of the Issuer’s Common Shares outstanding).

(6)

Based on 76,335,557 Common Shares of the Issuer outstanding as of September 30, 2020, increased by 4,575,400 Common Shares that the Reporting Person has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 80,910,957 Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

The Shares are owned by various entities, trusts, funds and accounts (the “Owners”) managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners, except WIH, included in this filing, holds more than 5% of the outstanding Shares of the Issuer as of October 9, 2020.

The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom, besides WIH, own more than 5% of the class of the Issuer’s securities to which this filing pertains.

Item 7.	Material to be Filed as Exhibits

There are no changes to the Item 7 information previously filed.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020

WEST FAMILY INVESTMENTS, INC.

By:	/s/ Robert A. Brock
Name:	Robert A. Brock
Title:	President & CIO

WEST INVESTMENT HOLDINGS, LLC

By:	/s/ Robert A. Brock
Name:	Robert A. Brock
Title:	President & CIO, West Family Investments, Inc., Manager of West Investment Holdings, LLC

GARY WEST

By:	/s/ Gary West
Name:	Gary West
Title:	Authorized Signatory

MARY WEST

By:	/s/ Mary West
Name:	Mary West
Title:	Authorized Signatory